245 Summer Street

Fidelity® Investments

Boston, MA 02210

November 29, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Charles Street Trust (the trust): File Nos. 002-73133 and 811-03221 Fidelity Health Savings Index Fund Fidelity Health Savings Fund (the fund(s)) Post-Effective Amendment No. 139

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 139 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Health Savings Fund and Fidelity Health Savings Index Fund as new series of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of February 12, 2020.  We request your comments by December 30, 2019.

Please contact Renée Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renée Cummings
Renée Cummings
Legal Product Group